Exhibit 99.1
Wix Reports Third Quarter 2025 Results
•Total bookings and revenue growth accelerated to 14% y/y in Q3, fueled by robust new cohort behavior and Base44 outperformance
•Base44 is quickly proving to be a top vibe coding platform with over 2 million users served and more than one thousand new paying subscribers joining everyday
◦Sustaining tremendous demand as initial product and marketing investments take hold, putting Base44 on track to achieve at least $50 million of ARR by year-end and accelerating path to $100 million ARR milestone
NEW YORK – November 19, 2025 -- Wix.com Ltd. (Nasdaq: WIX) (the “Company”), a leading global platform for creating, managing, and growing a complete digital presence, today reported financial results for the third quarter of 2025. In addition, the Company provided its outlook for the fourth quarter and an updated outlook for full year 2025. Please visit the Wix Investor Relations website at https://investors.wix.com to view the Q3'25 Shareholder Update and other materials.
“Our goal has always been to give people the power to access advanced technology without the barriers of complexity,” said Avishai Abrahami, Co-founder and CEO of Wix. “With Base44, we’re extending this mission by bringing the next generation of AI and natural-language development to applications. This is the next phase in the evolution of our commitment to democratizing technology, and I’m excited for what’s ahead.”
Nir Zohar, President and Co-founder at Wix, continued, “Strong execution across both Creative Subscriptions and Business Solutions drove bookings and revenue growth to accelerate to 14% y/y, exceeding expectations. Importantly, new cohort bookings sustained the momentum we saw in 1H as a result of healthy demand and robust business fundamentals. Continued strength in our new cohorts is a testament to the value of the Wix brand and growing importance of our platform for small businesses and all types of creators on the internet today.”
Lior Shemesh, CFO at Wix, added, “With market share growing from low-single digits to more than 10%1 since June, Base44 top-line growth is exceeding expectations. To capture this better than anticipated demand, we are accelerating our marketing investments in Base44 with strong TROI. As a result of Base44’s outperformance, coupled with new cohort strength in our core Wix business, we are increasing our bookings guidance for the full year. I’m confident the strategic investments we’re making today will enable Base44 to be a meaningful growth driver for Wix in 2026 and beyond with similar margins to our core business in the long-term.”
1    Per Similarweb and proprietary Wix data on AI application builders. Wix's market share reflects its share of total desktop unique visitors as of October 2025.

Q3 2025 Financial Results
•Total revenue in the third quarter of 2025 was $505.2 million, up 14% y/y
•Creative Subscriptions revenue in the third quarter of 2025 was $356.2 million, up 12% y/y
◦Creative Subscriptions ARR increased to $1.457 billion as of the end of the quarter, up 11% y/y
•Business Solutions revenue in the third quarter of 2025 was $149.0 million, up 18% y/y
◦Transaction revenue2 in the third quarter of 2025 was $65.3 million, up 20% y/y
•Partners revenue3 in the third quarter of 2025 was $192.1 million, up 24% y/y
•Total bookings in the third quarter of 2025 were $514.5 million, up 14% y/y
◦Creative Subscriptions bookings in the third quarter of 2025 were $366.4 million, up 12% y/y
◦Business Solutions bookings in the third quarter of 2025 were $148.2 million, up 20% y/y
•Total gross margin on a GAAP basis in the third quarter of 2025 was 68%
◦Creative Subscriptions gross margin on a GAAP basis was 83%
◦Business Solutions gross margin on a GAAP basis was 32%
•Total non-GAAP gross margin in the third quarter of 2025 was 69%
◦Creative Subscriptions gross margin on a non-GAAP basis was 84%
◦Business Solutions gross margin on a non-GAAP basis was 34%
•GAAP net loss in the third quarter of 2025 was $0.6 million, or $0.01 per basic and diluted share
•Non-GAAP net income in the third quarter of 2025 was $100.2 million, or $1.80 per basic share and $1.68 per diluted share
•Net cash provided by operating activities for the third quarter of 2025 was $128.7 million, while capital expenditures totaled $1.4 million, leading to free cash flow of $127.3 million
•Excluding acquisition-related costs, free cash flow for the third quarter of 2025 would have been $159.4 million, or 32% of revenue
•In Q3’25, we executed $175 million of share repurchases, repurchasing approximately 1.3 million Wix ordinary shares in total at an approximate volume-weighted average price per share of $136.64
•Total employee count at the end of Q3’25 was 5,344
2    Transaction revenue is a portion of Business Solutions revenue, and we define transaction revenue as all revenue generated through transaction facilitation, primarily from Wix Payments, as well as Wix POS, shipping solutions and multi-channel commerce and gift card solutions.
3    Partners revenue is defined as revenue generated through agencies and freelancers that build sites or applications for other users (“Agencies”) as well as revenue generated through B2B partnerships, such as LegalZoom or Vistaprint (“Resellers”). We identify Agencies using multiple criteria, including but not limited to, the number of sites built, participation in the Wix Partner Program and/or the Wix Marketplace or Wix products used (incl. Wix Studio). Partners revenue includes revenue from both the Creative Subscriptions (including Base44) and Business Solutions businesses.

Financial Outlook
We expect year-to-date momentum to carry through the remainder of 2025, driven by a robust top-of-funnel and disciplined execution on our strategic initiatives, particularly as we build out the Base44 business. Health in our core Wix offering coupled with ramping contribution from Base44 outperformance is setting the foundation for a strong finish to the year.
We are raising our full year bookings outlook to $2,060 - 2,078 million, or 13-14% y/y growth, compared to $2,040 - 2,075 million, or 11-13% y/y growth, previously. This increased expectation is driven by meaningful outperformance of Base44, which we expect to continue as we accelerate marketing investments to capture the stronger-than-anticipated demand we’re seeing today. As a result, we expect Base44 to achieve at least $50 million of ARR by year-end, an increase from our previous plan. Our guidance also assumes a stable macro and continued top-of-funnel strength.
At the same time, we are updating our full year revenue outlook to $1,990 - 2,000 million, or 13-14% y/y growth, compared to $1,975 - 2,000 million, or 12-14% y/y growth, previously. Base44 outperformance is expected to be offset by the continued shift in our core Wix business mix towards two- and three-year subscription packages.
We expect total revenue in Q4 2025 to be $521 - 531 million, up 13-15% y/y.
For the full year, we now expect non-GAAP gross margin to be 68-69% due to higher AI costs as a result of better than anticipated demand and increasing usage volume for Base44.
Additionally to capture the robust Base44 opportunity we see today, we are accelerating branding and marketing investments above previous expectations as a result of top-line outperformance, in-line with our TROI methodology. We now expect non-GAAP operating expenses to be ~50% of revenue for the full year.
Due to our anticipated increase in bookings, higher operating expenses, and continued working capital benefits, we now expect to generate free cash flow of approximately $600 million in 2025, or approximately 30% of revenue.

Conference Call and Webcast Information
Wix will host a conference call to discuss the results at 8:30 a.m. ET on Wednesday, November 19, 2025. A live and archived webcast of the conference call will be accessible from the "Investor Relations" section of the Company’s website at https://investors.wix.com.
About Wix.com Ltd.
Wix is a leading global platform for creating, managing, and growing a complete digital presence. Founded in 2006, Wix empowers millions of users, including self-creators, agencies, enterprises and more, with industry-leading infrastructure, performance and security. The platform combines advanced AI, flexible design and robust business and commerce solutions to help users build stronger brands, connect with their audiences and scale their businesses online. Wix is shaping the future of how digital experiences are built, with its intuitive AI-powered website builder and no-code application creation through Base44, making sophisticated creation accessible to all.
For more about Wix, please visit our Press Room
Media Relations Contact: PR@wix.com

Non-GAAP Financial Measures and Key Operating Metrics
To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: bookings, cumulative cohort bookings, bookings on a constant currency basis, revenue on a constant currency basis, non-GAAP gross margin, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net income (loss) per share, free cash flow, free cash flow on a constant currency basis, free cash flow, as adjusted, free cash flow margins, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP financial expense, non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or foreign exchange neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Bookings is a non-GAAP financial measure calculated by adding the change in deferred revenues and the change in unbilled contractual obligations for a particular period to revenues for the same period. Bookings include cash receipts for premium subscriptions purchased by users as well as cash we collect from business solutions, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and the majority of the additional products and services (other than Google Workspace) are recognized as revenues upon receipt. Committed payments are recognized as revenue as we fulfill our obligation under the terms of the contractual agreement. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, acquisition-related expenses and sales tax expense accrual and other G&A expenses (income). Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual and other G&A expenses (income), amortization of debt discount and debt issuance costs and acquisition-related expenses and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude the capital expenditures and other expenses associated with the buildout of our new corporate headquarters, and cash acquisition-related expenses. Free cash flow margins represent free cash flow divided by revenue. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Acquisition-related expenses include transaction costs and retention payments that would not otherwise have been incurred by us in the normal course of our business. Non-GAAP financial expense represents financial expense calculated in accordance with GAAP as adjusted for unrealized gains of equity investments, amortization of debt discount and debt issuance costs and non-operating foreign exchange expenses. Non-GAAP tax expense represents tax expense calculated in accordance with GAAP as adjusted for provisions for income tax effects related to non-GAAP adjustments.
The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow margin, free cash flow, as adjusted, bookings, cumulative cohort bookings, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating expenses as a percentage of revenue, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on our future financial results.
Wix also uses Creative Subscriptions Annualized Recurring Revenue (ARR) as a key operating metric. Creative Subscriptions ARR is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) the total monthly revenue of all Creative Subscriptions (including Base44) in effect on the last day of the period, other than domain registrations; (ii) the average revenue per month from domain registrations multiplied by all registered domains in effect on the last day of the period; and (iii) monthly revenue from other partnership agreements including enterprise partners.

Forward-Looking Statements
This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “subject,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the quarterly and annual guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and partners to our various offerings, and generate new paid subscriptions, in particular as we continuously adjust our marketing strategy and as the macro-economic environment continues to be turbulent; our expectation that we will be able to increase the average revenue we derive per paid subscription, including through our partners; our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions and our Wix Studio product, as well as our vibe coding product; our expectations regarding our ability to develop relevant and required products using artificial intelligence (“AI”), the regulatory environment impacting AI and AI-related activities, including privacy and intellectual property, and potential competitive impacts from AI tools; our assumption that historical user behavior can be extrapolated to predict future user behavior, in particular during turbulent macro-economic environments; our prediction of the future revenues and/or bookings generated by our user cohorts and our ability to maintain and increase such revenue growth, as well as our ability to generate and maintain elevated levels of free cash flow and profitability; our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to improve our user support function through our Customer Care team, and continue attracting registered users and partners, and increase user retention, user engagement and sales; our ability to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectation regarding the impact of fluctuations in foreign currency exchange rates, interest rates, potential illiquidity of banking systems, and other recessionary trends on our business; our expectations relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our repurchase program; our expectation that we will effectively manage our infrastructure; our expectation to comply with AI, privacy, and data protection laws and regulations as well as contractual privacy and data protection obligations; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, including as a result of elevated costs related to AI, as well as our ability to achieve and maintain profitability; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of the war and hostilities between Israel and Hamas, Hezbollah, Iran and the Houti movement in Yemen and/or the Ukraine-Russia war and any escalations thereof and potential for wider regional instability and conflict; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel; and our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners, large enterprise-level users and to grow our activities, including through the adoption of our Wix Studio product, with these customer types as anticipated other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on March 21, 2025. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Revenues
Creative Subscriptions	$356,174	$318,825	$1,039,306	$935,243
Business Solutions	149,020	125,848	429,469	364,952
	505,194	444,673	1,468,775	1,300,195

Cost of Revenues
Creative Subscriptions	59,101	52,909	169,299	160,751
Business Solutions	100,827	89,119	295,761	260,248
	159,928	142,028	465,060	420,999

Gross Profit	345,266	302,645	1,003,715	879,196

Operating expenses:
Research and development	172,025	124,593	434,257	368,095
Selling and marketing	137,428	109,096	362,146	318,828
General and administrative	43,184	43,110	132,972	128,152
Total operating expenses	352,637	276,799	929,375	815,075
Operating income (loss)	(7,371)	25,846	74,340	64,121
Financial income (expenses), net	14,926	4,198	(17,619)	35,465
Other income (expenses), net	4,136	(191)	4,323	58
Income before taxes on income	11,691	29,853	61,044	99,644
Income tax expenses (benefit)	12,280	3,075	(29,836)	9,346
Net income (loss)	$(589)	$26,778	$90,880	$90,298

Basic net income per share	$(0.01)	$0.49	$1.63	$1.63
Basic weighted-average shares used to compute net income per share	55,651,271	55,099,939	55,754,920	55,509,920

Diluted net income per share	$(0.01)	$0.46	$1.55	$1.55
Diluted weighted-average shares used to compute net income per share	55,651,271	58,166,801	58,686,501	58,294,313

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period ended
	September 30,	December 31,
	2025	2024
Assets	(unaudited)	(audited)
Current Assets:
Cash and cash equivalents	$889,616	$660,939
Restricted cash	9,230	—
Short-term deposits	387,408	106,844
Restricted deposits	240	773
Marketable securities	307,605	338,593
Trade receivables	54,688	44,674
Prepaid expenses and other current assets	101,862	128,577
Total current assets	1,750,649	1,280,400

Long-Term Assets:
Prepaid expenses and other long-term assets	40156	27,021
Property and equipment, net	117,418	128,155
Deferred tax asset	72,356	—
Marketable securities	4,897	6,135
Intangible assets, net	23,301	22,141
Goodwill	150,942	49,329
Operating lease right-of-use assets	398,822	399,861
Total long-term assets	$807,892	$632,642

Total assets	$2,558,541	$1,913,042

Liabilities and Shareholders' Deficiency
Current Liabilities:
Trade payables	32575	$47,077
Employees and payroll accruals	112,068	143,131
Deferred revenues	728,688	661,171
Current portion of convertible notes, net	—	572,880
Accrued expenses and other current liabilities	162,323	63,246
Operating lease liabilities	42,446	27,907
Total current liabilities	1,078,100	1,515,412
Long Term Liabilities:
Deferred revenues	110,664	89,271
Deferred tax liability	4,992	1,965
Convertible notes, net	1,124,494	—
Other long-term liabilities	114,995	16,021
Operating lease liabilities	404,061	369,159
Total long-term liabilities	1,759,206	476,416

Total liabilities	2,837,306	1,991,828

Shareholders' Deficiency
Ordinary shares	105	107
Additional paid-in capital	2,008,326	1,840,574
Treasury shares	(1,500,159)	(1,025,167)
Accumulated other comprehensive loss	23,625	7,242
Accumulated deficit	(810,662)	(901,542)
Total shareholders' deficiency	(278,765)	(78,786)

Total liabilities and shareholders' deficiency	$2,558,541	$1,913,042

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$(589)	$26,778	$90,880	$90,298
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	6,190	6,099	18,426	18,968
Amortization	1,370	1,461	4,077	4,409
Share based compensation expenses	59,565	60,892	179,265	178,920
Amortization of debt discount and debt issuance costs	959	792	2,548	2,373
Changes in accrued interest and exchange rate on short term and long term deposits	(504)	(283)	(602)	1,487
Amortization of premium and discount and accrued interest on marketable securities, net	(5,650)	(10,077)	(26,502)	(6,374)
Remeasurement loss (gain) on marketable equity securities and investments in privately held companies	(42)	—	(42)	(2,536)
Changes in deferred income taxes, net	(2,097)	30	(66,913)	(5,189)
Changes in operating lease right-of-use assets	4,842	9,585	14,445	19,895
Changes in operating lease liabilities	10,736	(18,753)	36,035	(30,265)
Loss (gain) on foreign exchange, net	(11,876)	(716)	(17,714)	1,435
Decrease (increase) in trade receivables	666	5,560	(9,944)	7,170
Decrease (increase) in prepaid expenses and other current and long-term assets	(16,673)	27,484	35,526	(13,279)
Decrease in trade payables	6,907	12,189	(15,012)	(4,436)
Increase (decrease) in employees and payroll accruals	11,326	7,758	(31,413)	19,019
Increase in short term and long term deferred revenues	18,316	6,096	88,889	72,841
Increase in accrued expenses and other current liabilities	45,253	(5,081)	122,576	8,943
Net cash provided by operating activities	128,699	129,814	424,525	363,679
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	70,649	178,661	178,429	179,646
Investment in short-term deposits and restricted deposits	(345,000)	(114,619)	(457,810)	(144,792)
Proceeds from available-for-sale marketable debt securities	8,510	19,021	59,810	110,176
Investment in trading marketable debt securities	(87,032)	(75,664)	(278,038)	(267,209)
Proceed from trading marketable debt securities	87,032	—	277,249	—
Purchase of property and equipment and lease prepayment	(1,144)	(1,665)	(6,038)	(16,251)
Capitalization of internal use of software	(273)	(388)	(1,099)	(1,122)
Proceeds from (investment in) other assets	—	—	(10,458)	550
Proceeds from sale of equity securities	—	—	—	22,148
Payment for Businesses acquired, net of acquired cash	—	—	(18,545)	—
Proceed from realization of investments in privately held companies	—	—	417	—
Purchases of investments in privately held companies	(1,950)	(1,150)	(5,058)	(2,160)
Net cash provided by (used in) investing activities	(269,208)	4,196	(261,141)	(119,014)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	31,604	28,641	54,618	52,884
Purchase of treasury stock	(175,000)	—	(475,000)	(466,302)
Proceeds from issuance of convertible senior notes	1,150,000	—	1,150,000	—
Repayment of convertible notes	(575,000)	—	(575,000)	—
Payments of debt issuance costs	(25,934)	—	(25,934)	—
Purchase of capped call	(71,875)	—	(71,875)	—
Net cash provided by (used in) financing activities	333,795	28,641	56,809	(413,418)
Effect of exchange rates on cash, cash equivalent and restricted cash	1,418	716	17,714	(1,435)
INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	194,704	163,367	237,907	(170,188)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	704,142	276,067	660,939	609,622
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—End of period	$898,846	$439,434	$898,846	$439,434

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Creative Subscriptions	$356,174	$318,825	$1,039,306	$935,243
Business Solutions	149,020	125,848	429,469	364,952
Total Revenues	$505,194	$444,673	$1,468,775	$1,300,195

Creative Subscriptions	$366,350	$326,638	$1,100,690	$990,242
Business Solutions	148,193	123,142	434,682	375,218
Total Bookings	$514,543	$449,780	$1,535,372	$1,365,460

Free Cash Flow	$127,282	$127,761	$417,388	$346,306
Free Cash Flow excluding HQ build out and acquisition costs	$159,410	$127,761	$449,516	$356,631
Creative Subscriptions ARR	$1,457,091	$1,308,022	$1,457,091	$1,308,022

Wix.com Ltd.
RECONCILIATION OF REVENUES TO BOOKINGS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Revenues	$505,194	$444,673	$1,468,775	$1,300,195
Change in deferred revenues	18,316	6,096	88,910	72,841
Change in unbilled contractual obligations	(8,967)	(989)	(22,313)	(7,576)
Bookings	$514,543	$449,780	$1,535,372	$1,365,460

Y/Y growth	14%		12%

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Creative Subscriptions Revenues	$356,174	$318,825	$1,039,306	$935,243
Change in deferred revenues	19,143	8,802	83,697	62,575
Change in unbilled contractual obligations	(8,967)	(989)	(22,313)	(7,576)
Creative Subscriptions Bookings	$366,350	$326,638	$1,100,690	$990,242

Y/Y growth	12%		11%

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Business Solutions Revenues	$149,020	$125,848	$429,469	$364,952
Change in deferred revenues	(827)	(2,706)	5,213	10,266
Business Solutions Bookings	$148,193	$123,142	$434,682	$375,218

Y/Y growth	20%		16%

Wix.com Ltd.
RECONCILIATION OF COHORT BOOKINGS
(In millions)

	Nine Months Ended
	September 30,
	2025	2024
	(unaudited)
Q1 Cohort revenues	$33	$33
Q1 Change in deferred revenues	22	18
Q1 Cohort Bookings	$55	$51

Wix.com Ltd.
RECONCILIATION OF REVENUES AND BOOKINGS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended
	September 30,
	2025	2024
	(unaudited)
Revenues	$505,194	$444,673
FX impact on Q3/25 using Y/Y rates	(839)	—
Revenues excluding FX impact	$504,355	$444,673

Y/Y growth	13%

	Three Months Ended
	September 30,
	2025	2024
	(unaudited)
Bookings	$514,543	$449,780
FX impact on Q3/25 using Y/Y rates	(6,412)	—
Bookings excluding FX impact	$508,131	$449,780

Y/Y growth	13%

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$3,539	$3,574	$10,331	$10,680
Research and development	32,233	32,258	95,822	94,142
Selling and marketing	9,448	9,441	27,671	29,130
General and administrative	14,345	15,619	45,441	44,968
Total share based compensation expenses	59,565	60,892	179,265	178,920
(2) Amortization	1,355	1,461	4,086	4,409
(3) Acquisition related expenses	35,432	—	41,519	6
(4) Amortization of debt discount and debt issuance costs	959	792	2,548	2,373
(5) Sales tax accrual and other G&A expenses	945	225	706	583
(6) Unrealized loss (gain) on equity and other investments	70	—	28	(2,536)
(7) Non-operating foreign exchange income	2,460	(886)	11,283	(8,470)
(8) Provision for income tax effects related to non-GAAP adjustments	—	—	—	583
Total adjustments of GAAP to Non GAAP	$100,786	$62,484	$239,435	$175,868

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Gross Profit	$345,266	$302,645	$1,003,715	$879,196
Share based compensation expenses	3,539	3,574	10,331	10,680
Acquisition related expenses	20	—	183	—
Amortization	915	667	2,250	2,002
Non GAAP Gross Profit	$349,740	$306,886	$1,016,479	$891,878

Non GAAP Gross margin	69%	69%	69%	69%

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Gross Profit - Creative Subscriptions	$297,073	$265,916	$870,007	$774,492
Share based compensation expenses	2,494	2,562	7,303	7,750
Acquisition related expenses	20	—	183	—
Non GAAP Gross Profit - Creative Subscriptions	$299,587	$268,478	$877,493	$782,242

Non GAAP Gross margin - Creative Subscriptions	84%	84%	84%	84%

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Gross Profit - Business Solutions	$48,193	$36,729	$133,708	$104,704
Share based compensation expenses	1,045	1,012	3,028	2,930
Amortization	915	667	2,250	2,002
Non GAAP Gross Profit - Business Solutions	$50,153	$38,408	$138,986	$109,636

Non GAAP Gross margin - Business Solutions	34%	31%	32%	30%

Wix.com Ltd.
RECONCILIATION OF OPERATING INCOME (LOSS) TO NON-GAAP OPERATING INCOME
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Operating income (loss)	$(7,371)	$25,846	$74,340	$64,121
Adjustments:
Share based compensation expenses	59,565	60,892	179,265	178,920
Amortization	1,355	1,461	4,086	4,409
Sales tax accrual and other G&A expenses	945	225	706	583
Acquisition related expenses	35,432	—	41,519	6
Total adjustments	$97,297	$62,578	$225,576	$183,918

Non GAAP operating income	$89,926	$88,424	$299,916	$248,039

Non GAAP operating margin	18%	20%	20%	19%

Wix.com Ltd.
RECONCILIATION OF NET INCOME (LOSS) TO NON-GAAP NET INCOME AND NON-GAAP NET INCOME PER SHARE
(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Net income (loss)	$(589)	$26,778	$90,880	$90,298
Share based compensation expenses and other Non GAAP adjustments	100,786	62,484	239,435	175,868
Non-GAAP net income	$100,197	$89,262	$330,315	$266,166

Basic Non GAAP net income per share	$1.80	$1.62	$5.92	$4.79
Weighted average shares used in computing basic Non GAAP net income per share	55,651,271	55,099,939	55,754,920	55,509,920

Diluted Non GAAP net income per share	$1.68	$1.50	$5.55	$4.46
Weighted average shares used in computing diluted Non GAAP net income per share	59,563,452	59,593,549	59,430,280	59,721,061

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Net cash provided by operating activities	$128,699	$129,814	$424,525	$363,679
Capital expenditures, net	(1,417)	(2,053)	(7,137)	(17,373)
Free Cash Flow	$127,282	$127,761	$417,388	$346,306

Cash paid for acquisition-related costs	32,128	—	32,128	—
Capex related to HQ build out	—	—	—	10,325
Free Cash Flow excluding HQ build out and acquisition costs	$159,410	$127,761	$449,516	$356,631